SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002.

Commission file number 0-26792

OZ INVESTMENTS COMPANY LTD. (formerly Publicis Ariely Ltd.)

(Translation of Registrant’s Name Into English)

Bezalel 28 Street, Ramat-Gan 52521, Israel

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OZ INVESTMENTS COMPANY LTD.

Dated: December 11, 2002	By: /s/ Ofer Hirchson

Ofer Hirchson Chief Executive Officer

[UNOFFICIAL TRANSLATION FROM THE HEBREW]

[EMBLEM OF THE STATE OF ISRAEL]

Registrar Of Companies	Ministry of Justice

State of Israel

The Companies Law — 1999

CERTIFICATE OF CHANGE OF COMPANY NAME

In accordance with my authority pursuant to Section 31(b) of the Companies Law — 1999, I hereby certify that the Company

PUBLICIS ARIELY LTD

has changed its name and is hereafter known as

OZ INVESTMENTS COMPANY LTD.

Given under my signature in Jerusalem

29 Nisan 5763
April 11, 2002

Company Number 520042417

Seal of the State of Israel, Ministry of Justice /Signed/ Yehuda Katz, Advocate For Registrar of Companies

[UNOFFICIAL TRANSLATION FROM THE HEBREW]